GRUPO CARSO, S.A. DE C.V.

04 FEB 23 AM 7:21

19 February, 2004.

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04010050

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A. de C.V., related to Statement C-15 adopted in advance, that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on February 16, 2004:

"Following the suggestion submitted by its Audit, Finance and Planning Committee, the Board of Directors of Grupo Carso, S.A. de C.V. decided to adopt in advance, for 2003, the provisions of Statement C-15 "Impairment of the value of long-lived assets and their disposal" issued by the Accounting Principles Board of the Mexican Institute of Public Accountants. The effects of adopting the guidelines set forth in this statement led to a reduction in the value of the company's fixed assets of approximately $567 million pesos, which had an effect on the Accounting Period of approximately $389 million pesos, net of taxes, mainly on the item "effect at the beginning of the year of changes in accounting principles"."

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

dlw 2/24